Grupo Financiero Galicia S.A.
CUIT: 30-70496280-7

Buenos Aires, April 30th, 2025.
To the
Comisión Nacional de Valores (National Securities Commission)
Dear Sirs,

We are pleased to write to you in compliance with the provisions set forth by said Commission in order to inform that the Ordinary Shareholders' Meeting of Grupo Financiero Galicia S.A. (The “Company”) was held on April 29, 2025, starting at 11:16 a.m., being presided by Mr. Eduardo J. Escasany. This Meeting was held by Microsoft Teams videoconference system and was attended by 43 shareholders (the “Shareholders”), of which 6 were present in person and 37 were represented by proxy. The Shareholders were holders of 281,221,650 class “A” ordinary shares, with each share entitled to five votes, which represented both a capital stock value of 281,221,650 pesos and 1,406,108,250 votes, and 1,022,675,884 class “B” ordinary shares, with each share entitled to one vote, which represented a capital stock value of 1,022,675,884 pesos, which resulted in a quorum of 81.18%.
It is stated that the Shareholders´ meeting was held pursuant to the requirements established by Argentine Securities Exchange Commission and the articles 20th and 23rd of the company´s by-laws. The meeting was attended by Mrs. Yanina Leureyro of the Argentine Securities Exchange Commission and Mr. Ariel Schmutz of the Buenos Aires Stock Exchange.
Pursuant to the requirements of section 4, chapter II, Title II of the rules of the National Securities Commission, the summary of the resolutions adopted with respect to each item of the agenda of April 30, 2024 Shareholders' Meeting (the “Agenda”) is as follows:

FIRST ITEM OF THE AGENDA: “Appointment of two shareholders to sign the minutes.”
It was approved that the following two shareholders sign the Minutes: Mr. Facundo Sarrabayrouse and Mr. Juan Manual Sarrabayrouse, including the shareholder representative of Anses, Ariel H. Hernandez, on a voluntary basis.

SECOND ITEM OF THE AGENDA: “Examination of the Financial Statements, Income Statements, and other documents as set forth by Section 234, subsection 1 of the General Law of Companies, Annual Report – Integrated Information and Report of the Supervisory Syndics’ Committee for the 26th fiscal year ended December 31st, 2024.”
The documents under discussion were approved.

THIRD ITEM OF THE AGENDA: “Treatment to be given to the fiscal year's results. Integration of the applicable Legal Reserve. Cash dividend distribution for an amount, that inflation adjusted, pursuant

Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina Tel. 4343-7528 Fax 4331-9183

Grupo Financiero Galicia S.A.
CUIT: 30-70496280-7

to Resolution 777/2018 of the Argentine Securities and Exchange Commission, results in Ps. 88,000,000,000.-. Increase, using the balances, of the Discretionary Reserve for eventual dividends distribution.”
It was reported that the total amount of unallocated results at the end of fiscal year 2024 amounted to Ps. 1,618,596,206,733.36. Said amount, restated as of March 31, 2025 by applying the index of Consumer prices (“National CPI”), published on April 11, 2025, amounts to Ps. 1,757,295,565,515.89.-
It was approved: i) to allocate the amount of Ps. 80,929,810,337- to a Legal Reserve that restated as of March 31, 2025 by applying the index of Consumer prices (“National CPI”), published on April 11, 2025, amounts to Ps. 87,864,778,288- in accordance with the provisions set by Article 70 of Law No. 19,550 and Article 5 of Chapter III of the Title IV of CNV Rules (T.O. 2013 and amendments); ii) a cash dividend distribution, the considering the company´s economic-financial situation and the realized and liquid profits are in the terms of Article 68 of Law No. 19,550, a proposal is made to distribute a cash dividend or in kind for an amount that, inflation adjusted, pursuant to Resolution 777/2018 of the Argentine Securities and Exchange Commission, results in Ps. 88,000,000,000.00.- payable in cash or in kind, in this case valued at market price, or in any combination of both options, that represents 5,478.5865% of 1,606,253,729 class “A” and “B” ordinary shares of nominal value in Ps. 1 each. and iii) to allocate the remaining amount of Ps. 1,581,430,787,227.89 to a Discretionary Reserve for eventual dividend distribution.

FOURTH ITEM OF THE AGENDA: “Discretionary Reserve reversal for eventual distribution of profits for up to Ps. 300,000,000,000.- expressed in homogeneous currency at the time of the shareholders´ meeting. Granting of authorization to the Board of Directors to reverse, partially or totally the Discretionary Reserve for the payment of a cash dividend or in kind, in this case valued at the market price, or in any combination of both options, in one or more opportunities subject to financial and liquidity conditions, ad-referendum of the approval and the terms and conditions that the subsidiary Banco de Galicia y Buenos Aires S.A.U. may obtain from the Argentina Central Bank regarding the payment of dividends.”
It was approved to delegate into the Board of Directors the authority to disaffect Discretionary Reserves for an amount up to Ps. 300,000,000,000.00, expressed in homogeneous currency at the time of the Shareholders´ Meeting and/or payment, ad referendum of the terms and conditions the subsidiary Banco Galicia may obtain from de Argentine Central Bank in relation to the payment of a cash dividend or in kind, in this case valued at the market price, or in any combination of both options, in one or more opportunities.
FIFTH ITEM OF THE AGENDA: “Approval of the Board of Directors and Supervisory Syndics Committee´s performances.”
It was approved the performances of the Board of Directors and the Supervisory Syndics' Committee.

Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina Tel. 4343-7528 Fax 4331-9183

Grupo Financiero Galicia S.A.
CUIT: 30-70496280-7

SIXTH ITEM OF THE AGENDA: “Supervisory Syndics Committee´s compensation.”
It was approved to fix the compensation for the Supervisory Syndics’ Committee for their work for fiscal year 2024 in the amount of Ps. 20,536,475.-

SEVENTH ITEM OF THE AGENDA: “Consideration of the Board of Directors´ compensation.”
It was approved that, for the fiscal year under analysis, the directors receive a compensation of Ps. 5,574,271,749.-

EIGHTH ITEM OF THE AGENDA: “Granting of authorization to the Board of Directors to make advance payments of director´s fees during the fiscal year started on January 1st, 2025, ad-referendum of the shareholders’ meeting that considers the documentation corresponding to said fiscal year.”
It was approved to authorize the Board of Directors to make payments in advance on account of fees to directors, ad-referendum of the decision made at the Shareholders’ Meeting that considers the documents belonging to fiscal year started on January 1st, 2025.

NINTH ITEM OF THE AGENDA: “Election of three regular syndics and three alternate syndics for one-year term of office.
It was approved to re-elect the public accountants José Luis Gentile, Omar Severini and Antonio Roberto Garcés as regular syndics, and to re-elect the lawyers Fernando Noetinger and Miguel Norberto Armando and to elect the lawyer María Matilde Hoenig as alternate syndics, all of them for a one (1) year term of office.

TENTH ITEM OF THE AGENDA: “Determination of the number of regular and alternate directors until reaching the number of directors determined by the Shareholders' meeting.”
It was approved to fix the number of regular directors at nine (9) and the number of alternate directors at four (4) and it was resolved to reelect Mr. Eduardo J. Escasany, Mr. Pablo Gutierrez and Mr. Alejandro Asrin, as Regular Directors and Mrs. Ana María Bertolino, as Alternate Directors, all of them for a three-year (3) period. It is state that the terms of the rest of the Regular and Alternate Directors designations are effective.

Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina Tel. 4343-7528 Fax 4331-9183

Grupo Financiero Galicia S.A.
CUIT: 30-70496280-7

ELEVENTH ITEM OF THE AGENDA: “Compensation of the independent accountant certifying the Financial Statements for fiscal year 2024.”
It was approved that the compensation for the accountant who certified the Financial Statements for fiscal year 2024 be fixed in Ps 140,027,531.-

TWELFTH ITEM OF THE AGENDA: “Appointment of the independent accountant and alternate accountant to certify the Financial Statements for fiscal year 2025.”
It was approved the appointment of the accountants María Mercedes Baño and Carlos Santiago J. Mignone as independent accountant and alternate accountant, respectively. Both accountants are employees of Price Waterhouse & Co. S.R.L.

THIRTEENTH ITEM OF THE AGENDA: “Approval of an annual budget for the Audit Committee.”
It was approved to set an annual budget for the Audit Committee in the amount of US dollars $ 50.000.-.

Yours sincerely,

A. Enrique Pedemonte
Attorney in fact

This constitutes an unofficial English translation of the original Spanish document. The Spanish document shall govern all respects, including interpretation matters.

Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina Tel. 4343-7528 Fax 4331-9183